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                          April 13, 2021

       Benjamin P. Cowart
       Chief Executive Officer
       Vertex Energy Inc.
       1331 Gemini Street
       Suite 250
       Houston, Texas 77058

                                                        Re: Vertex Energy Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed April 7, 2021
                                                            File No. 333-255090

       Dear Mr. Cowart:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation